Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Six Months
Ended
October 28,
2009
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$165,043
Capitalized interest	—
Interest component of rental expense	17,615

Total fixed charges	$182,658

Earnings:
Income from continuing operations before income taxes	$641,425
Add: Interest expense*	165,043
Add: Interest component of rental expense	17,615
Add: Amortization of capitalized interest	185

Earnings as adjusted	$824,268

Ratio of earnings to fixed charges	4.51

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.